Exhibit 4.31

SHARE PURCHASE Agreement
Between
Knutsen NYK Offshore Tankers AS (as Seller)
And
KNOT Shuttle Tankers AS (as Buyer) _____________________________________ for the sale and purchase of the shares in KNOT Shuttle Tankers 27 AS
__________________________________

SHARE purchase Agreement

This agreement (this “Agreement”) is entered into on the 27 February 2025 between:

(1)	Knutsen NYK Offshore Tankers AS, company registration no. 995 221 713

(the “Seller”), and

(2)	KNOT Shuttle Tankers AS, company registration no. 998 942 829

(the “Buyer”).

The Seller and the Buyer are hereinafter individually referred to as a “Party” and jointly the “Parties”.

1	Recitals

WHEREAS:

a)

KNOT Shuttle Tankers 27 AS, company registration no. 914 021 456, is a private limited liability company that has as its purpose to engage in shipowning activities, is duly incorporated under Norwegian law and has its registered place of business in Haugesund, Norway (the “Company”);

b)	The Seller is the sole owner of the ownership interest in the Company, with a share capital of NOK 100,000;

c)	The Company is the owner of the MT “Live Knutsen”, having IMO No. 9896892 (the “Vessel”);

d)

The Seller and the Buyer have agreed that the Buyer shall acquire 100% of the shares in the Company (the “Live Shares”) on the terms and conditions set forth in this Agreement and the Settlement Agreement dated 27 February 2025 between the Seller and the Buyer (the “Settlement Agreement”).

2	Definitions

In this Agreement, the following definitions shall have the following meanings:

a)	Accounting Principles

means the applicable Norwegian generally accepted accounting principles as defined by Norwegian law and regulations and accounting standards issued by the Norwegian Accounting Standards Board (Nw: Norsk Regnskapsstiftelse/NRS), applied on a consistent basis;

b)	Accounts	means, in respect of the Company, its audited profit and loss and balance sheet statement as per the Accounts Date attached as Appendix 2;

c)	Accounts Date	means 31 December 2023;

d)	Agreement	shall have the meaning ascribed to such term in the preamble to this Agreement;

e)	Business	means the current business of the Company, being to own the Vessel, and charter the same under the Charter;

f)	Business Day	means a day on which banks are open for general banking business in Norway;

g)	Buyer	shall have the meaning ascribed to such term in the preamble to this Agreement;

h)	Buyer Indemnitees	shall have the meaning ascribed to such term in Clause 13.1;

i)	Capitalized Fees	means capitalized fees and transaction costs related to the financing of the Vessel as of 28 February, 2025, which are USD 349,443;

j)	Charter	means the time charterparty dated 5 June 2020, as amended, entered into between the Company as owner and the Charterer as charterer in respect of the Vessel;

k)	Charterer	means Galp Sinopec Brazil Services BV.;

l)	Closing	shall have the meaning ascribed to such term in Clause 5.1;

m)	Closing Date	means the date when the Closing actually takes place according to Clause 5.1;

n)	Companies Act	means the Norwegian Limited Liability Companies Act of 1997;

o)	Company	shall have the meaning ascribed to such term in Clause 1;

p)	Dan Sabia SPA

means the Share Purchase Agreement, dated the date hereof, pursuant to which the Buyer has agreed to sell to the Seller all of the shares in KNOT Shuttle Tankers 21 AS, the owner of the vessel Dan Sabia;

q)	Encumbrance	means any mortgage, charge, pledge, lien, option or other security interest or restriction of any kind;

r)	Governmental Authority

means any domestic or foreign government, including federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing and any multinational or supranational organization;

s)	Indemnified Party	shall have the meaning ascribed to such term in Clause 13.3;

t)	Indemnifying Party	shall have the meaning ascribed to such term in Clause 13.3;

u)	Live Facility

means the USD 89,560,000 Term Loan Facility in respect of the Vessel, dated 14 October 2021, and made between (i) the Company as borrower, (ii) the Seller as original guarantor (iii) the banks and financial institutions listed in Schedule 1 thereto as lenders, (iv) SMBC BANK EU AG, ESPERANCE LINE S.A and MUFG BANK (EUROPE) N.V as bookrunners and mandated lead arrangers, (v) SMBC BANK EU AG and MUFG BANK (EUROPE) N.V as swap providers and (vi) SMBC BANK INTERNATIONAL PLC. as agent and security agent;

v)	Live Purchase Price	shall have the meaning ascribed to such term in Clause 4;

w)	Live Purchase Price	Adjustments shall have the meaning ascribed to such term in Clause 5.4;

x)	Live Shares	shall have the meaning ascribed to such term in Clause 1;

y)	Losses	means any loss, liability, claim, damage, expense (including costs of investigation and defence and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim;

z)	Material Adverse Effect	means a material adverse effect on the condition (financial, commercial, technical, legal or otherwise) of the Business, assets, results of operations or prospects of the Company;

aa)	Material Agreement	shall have the meaning ascribed to such term in Clause 8.11;

bb)	Party	shall have the meaning ascribed to such term in the preamble to this Agreement;

cc)	Parties	shall have the meaning ascribed to such term in the preamble to this Agreement;

dd)	Partnership	means KNOT Offshore Partners LP, a Marshall Islands limited partnership;

ee)	Seller	shall have the meaning ascribed to such term in the preamble to this Agreement;

ff)	Seller Indemnities	shall have the meaning ascribed to such term in Clause 13.2;

gg)	Settlement Agreement	shall have the meaning ascribed to such term in Clause 1;

hh)	Signing Date	means the date of this Agreement;

ii)	Swap Agreements	means the 2002 ISDA master agreements entered into between the Company and SMBC BANK EU AG and the Schedule thereto, dated 20 October 2021 relating to the Live Facility;

jj)	Swap Balance

means the balance under the Swap Agreements as determined according to a mark-to-market determination as of the Closing Date and applying the middle rate for USD/NOK as published by SMBC BANK EU on the Closing Date. As of 31 January, 2025 the Swap Balance (being the balance under swaps entered into with SMBC BANK EU was USD 251,010 ex accrued interest (favoring the Company);

kk)	Taxes

means all taxes (including value-added tax and similar taxes), however denominated, including interest, penalties and other additions to tax that may become payable or imposed by any applicable statute, rule or regulation or any governmental agency, including all taxes, withholdings and other charges in respect of income, profits, gains, payroll, social security or other social benefit taxes, sales, use, excise, real or personal property, stamps, transfers and workers’ compensation, which the Company is required to pay, withhold or collect;

ll)	Third-Party Claim	shall have the meaning ascribed to such term in Clause 13.3; and

mm)	Vessel	shall have the meaning ascribed to such term in Clause 1.

3	Sale and Purchase

Subject to the terms and conditions set forth in this Agreement, the Seller agrees to sell, and the Buyer agrees to purchase, the Live Shares, together with all rights attached to them.

The Live Shares shall be transferred to the Buyer on the Closing Date, free and clear from any Encumbrances, other than pursuant to the Live Facility.

4	Purchase Price

The Seller agrees to sell and transfer to the Buyer, and the Buyer agrees to purchase from the Seller the Live Shares for USD 100,000,000, less USD 73,389,444 of outstanding principal under the Live Facility at Closing, plus the Capitalized Fees in the amount of USD 349,443 (the “Live Purchase Price”), plus the Live Purchase Price Adjustments, all in accordance with and subject to the terms and conditions set forth in this Agreement. The Live Purchase Price shall be settled and paid in accordance with the Settlement Agreement, subject to the subsequent Live Purchase Price Adjustments in accordance with Clause 5.4.

The Live Purchase Price as calculated above is based on the assumption that Closing occurs within 28 February, 2025 at 23:59 CET. If Closing should occur at another time the Parties shall agree on an adjusted Live Purchase Price to be paid on Closing, to reflect accrued interest, currency fluctuations and paid instalments (as applicable) in respect of the Live Facility and the Capitalized Fees.

5	Closing
5.1	Time and place

Subject to the satisfaction or waiver of the conditions set forth in Clause 6, the completion of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Seller on 28 February, 2025 or such other time as the Parties agree.

5.2	The Seller’s Closing obligations

At the Closing, the Seller shall:

a)

deliver to the Buyer a copy of the minutes of the meeting of the board of directors of the Seller authorising the execution of, and the consummation of the transaction contemplated by, this Agreement; and

b)

in exchange for the payment of the Live Purchase Price in accordance with the Settlement Agreement, transfer the Live Shares to the Buyer and deliver to the Buyer the share register of the Company with the Buyer duly registered as the owner of the Live Shares, as well as the related notices according to Sections 4-7 and 4-10 of the Companies Act.

5.3	The Buyer’s Closing obligations

At the Closing, the Buyer shall

a)	settle the Live Purchase Price in accordance with Clause 4 and the Settlement Agreement.

5.4	Post-Closing Adjustment

a)	Within 60 days following the Closing Date, the Buyer and the Seller shall agree on the amount of the post-Closing adjustments to the Live Purchase Price based on:

(i)	the Company’s working capital, including the amounts owed to KNOT Management AS pursuant to Clause 8.8b) of this Agreement as of 23:59 hours CET on 28 February, 2025; and
(ii)	the Swap Balance; (the “Live Purchase Price Adjustments”).

b)

Within 3 business days following the date on which the Live Purchase Price Adjustments have been agreed pursuant to Clause 5.4 a) above, the Buyer or the Seller (as the case may be) shall pay to the other Party an amount, in cash, equal to the net Live Purchase Price Adjustments. Any amounts other than those covered by the Live Purchase Price Adjustments varying in the period between the Signing Date and the Closing Date shall be for Seller’s account.

6	Closing Conditions
6.1	Conditions to the Buyer’s Closing obligations

The obligations of the Buyer to purchase the Live Shares and to take the other actions required to be taken by it at the Closing are subject to the satisfaction of each of the following conditions (any of which may be waived in whole or in part by the Buyer) on or before the Closing Date:

a)	that the Vessel has been delivered to the Charterer and operated in accordance with the provisions of the Charter and that all costs and expenses related thereto have been settled by the Seller;

b)	there is no material breach of any of the representations and warranties of the Seller set forth in Clause 8 and Clause 9;

c)

the Buyer shall have obtained the funds necessary to consummate the purchase of the Live Shares in accordance with the terms of this Agreement and the Settlement Agreement, and to pay all related fees and expenses;

d)

in all respects material to the transactions contemplated hereby, the Seller shall have performed or complied with all of its obligations pursuant to this Agreement to be performed or complied with by the Seller at or prior to the Closing Date and shall have delivered each document or instrument to be delivered by it pursuant to this Agreement; and

e)	the results of the searches, surveys, tests and inspections of the Vessel referred to in Clause 10.1 h) are reasonably satisfactory to the Buyer.

6.2	Conditions to the Seller’s Closing obligations

The obligations of the Seller to sell the Live Shares and to take the other actions required to be taken by it at the Closing are subject to the satisfaction of each of the following conditions (any of which may be waived in whole or in part by the Seller) on or before the Closing Date:

a)	there is no material breach of any of the representations and warranties of the Buyer set forth in Clause 7;

b)

At Closing, the Buyer shall procure that the Partnership accede to the Live Facility as “Guarantor” by way of an “Accession Letter” set out therein, and that the Live Shares are pledged as contemplated by the Live Facility, and procure that relevant conditions precedent under the Live Facility relating to the Partnership and/or the Buyer have been satisfied. At Closing, the Seller shall be released from its guarantee obligations under the Live Facility; and

c)

in all respects material to the transactions contemplated hereby, the Buyer shall have performed or complied with all of its obligations pursuant to this Agreement to be performed or complied with by the Buyer at or prior to the Closing Date and shall have delivered each document or instrument to be delivered by it pursuant to this Agreement.

6.3	Conditions of the Parties.

The obligations of Seller to sell the Live Shares and the obligations of Buyer to purchase the Live Shares are subject to the satisfaction (or waiver by each of Seller and Buyer) on or prior to the Closing Date of the following conditions:

a)

The Seller shall have received any and all written consents, permits, approvals or authorizations of any Governmental Authority or any other Person (including, but not limited to, with respect to the Charter, the Live Facility and the Swap Agreements) and shall have made any and all notices or declarations to or filing with any Governmental Authority or any other Person, including those related to any environmental laws or regulations, required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereunder, including the transfer of the Live Shares;

b)	No legal or regulatory action or proceeding shall be pending or threatened by any Governmental Authority to enjoin, restrict or prohibit the purchase and sale of the Live Shares; and

c)	The sale of the shares of KNOT Shuttle Tankers 21 AS by Buyer to Seller pursuant to the terms of the Dan Sabia SPA and the Settlement Agreement shall be consummated on the Closing Date.

7	Representations and Warranties of the Buyer

The Buyer represents and warrants to the Seller that as of the Signing Date and on the Closing Date, unless otherwise expressly stated:

7.1	Corporate existence and power

The Buyer is duly incorporated, validly existing and in good standing under the laws of Norway.

The Buyer has not been declared insolvent; become the subject of a petition in bankruptcy; had a receiver appointed with respect to it or to the business of the Buyer or part thereof; entered into any arrangement with, or made an assignment for the benefit of, its creditors; or ceased to function as a going concern.

7.2	Corporate authorisation and non-contravention

This Agreement and each other document or instrument delivered or to be delivered in connection with this Agreement has been duly authorised by all necessary corporate action(s) of the Buyer and constitutes or will, when executed, constitute valid and binding obligations of the Buyer enforceable in accordance with its respective terms.

The execution by the Buyer of this Agreement and each other document or instrument delivered or to be delivered in connection with it, and the performance by the Buyer of its obligations under this Agreement and the consummation of the transactions provided for in this Agreement, do not and will not result in a breach of any provision of the articles of association of the Buyer or of any applicable law, order, judgment or decree of any court or Governmental Authority or of any agreement to which the Buyer is bound.

The Buyer is not required to obtain any authorisations, consents, approvals or exemptions by any Governmental Authority in connection with the entering into or performance of its obligations under this Agreement.

8	REPRESENTATIONS AND Warranties of the Seller

The Seller represents and warrants to the Buyer as of the Signing Date and on the Closing Date, unless otherwise expressly stated:

8.1	Corporate existence and power

Each of the Company and the Seller is duly incorporated, validly existing and in good standing under the laws of Norway.

Each of the Company and the Seller has not been declared insolvent; become the subject of a petition in bankruptcy; had a receiver appointed with respect to it or to the Business or part thereof; entered into any arrangement with, or made an assignment for the benefit of, its creditors; or ceased to function as a going concern.

The Company does not own, directly or indirectly, any equity or long-term debt securities of any corporation, partnership, limited liability company or other entity.

8.2	Corporate authorisation and non-contravention

This Agreement and each other document or instrument delivered or to be delivered in connection with this Agreement has been duly authorised by all necessary corporate action(s) of each of the Company and the Seller, as appropriate, and constitutes or will, when executed, constitute valid and binding obligations of each of the Company and the Seller, as appropriate, enforceable in accordance with its respective terms.

The execution by each of the Company and the Seller, as appropriate, of this Agreement and each other document or instrument delivered or to be delivered in connection with it, and the performance by each of the Company and the Seller, as appropriate, of its obligations under this Agreement and the consummation of the transactions provided for in this Agreement, do not and will not result in a breach of any provision of the articles of association of each of the Company and the Seller, as appropriate, or of any applicable law, order, judgment or decree of any court or Governmental Authority or of any agreement to which each of the Company and the Seller, as appropriate, is bound.

Each of the Company and the Seller, as appropriate, is not required to obtain any authorisations, consents, approvals or exemptions by any Governmental Authority in connection with the entering into or performance of its obligations under this Agreement.

8.3	Capitalisation and title

The Seller has full ownership to the Live Shares. The Live Shares are duly authorised, validly issued and fully paid and at Closing, will be free and clear from any Encumbrances, other than pursuant to the Live Facility.

There is no outstanding subscription, option or similar rights relating to the Live Shares.

8.4	Records

The Company’s articles of association, shareholders’ register and other organizational documents are true, accurate, up-to-date and complete.

8.5	Charter documents; validity of the Charter

The Seller has supplied to the Buyer true and correct copies of the Charter and any related documents, as amended to the Closing Date. The Charter is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms and, to the knowledge of the Seller, the Charter is a valid and binding agreement of all other parties thereto enforceable against such parties in accordance with its terms.

8.6	Accounts

The Accounts have been prepared in accordance with the Accounting Principles and in accordance with the books and records of the Company. The Accounts give a true and accurate view of the financial position, solvency, assets, liabilities, liquidity, cash flow and the result of the operations of the Company as of the Accounts Date.

8.7	No undisclosed liabilities

Neither the Company nor the Vessel has any Encumbrances, or other liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for Taxes and interest, penalties and other charges payable with respect to any such liability or obligation), except for such liabilities or obligations arising under the Charter, the Live Facility, the Swap Agreements, the management agreement relating to the Vessel with KNOT Management AS, the inter-company balances described in Clause 8.8 b) and the Encumbrances appearing in the ship registry of the Vessel and arising under the Live Facility and the Swap Agreements.

8.8	Loans and other financial facilities

All loans and other financial facilities available to the Company have been made available for review by the Buyer.

a)	As of the Signing Date, the principal outstanding amount under the Live Facility in respect of the Vessel is USD 73,389,444.43 where the next instalments of USD 1,243,888.89 is due 27. April, 2025;

b)	As of 31 January 2025, the non-interest bearing inter-company balance between the Company (as borrower) and KNOT Management AS (as lender) was NOK 1,182,693.

No event has occurred which gives, or after notice or lapse of time, or both, would give any third party the right to call for repayment from the Company prior to normal maturity of any loan or other financial facility. The Company is not indebted, directly or indirectly, to any person who is an officer, director, stockholder or employee of the Seller or any spouse, child or other relative or any affiliate of any such person, nor is any such officer, director, stockholder, employee, relative or affiliate indebted to the Company.

8.9	Assets

At the Closing Date, the Company shall not be using assets in the Business that it neither owns nor has the right to use pursuant to written agreements with third parties. At the Closing Date, the assets of the Company will comprise all the assets necessary for carrying on the Business fully and effectively to the extent to which it is conducted at the Signing Date.

8.10	Absence of certain changes or events

Since the Accounts Date, there has not occurred or arisen:

a)	any change of accounting methods, principles or practices, accounting, invoicing and supplier practice or procedures for the Company;

b)	any acquisition or disposal of, or the entering into any agreement to acquire or dispose of, any asset, other than the sale of products in the ordinary course of business;

c)

the termination of any Material Agreement, other than the Commercial Management Agreement dated 1 July 2020 between the Company and KNOT Management AS pursuant to the Agreement on Termination of the Commercial Management Agreement dated 25 February 2025;

d)	any obligations, commitments or liabilities, contingent or otherwise, whether for Taxes or otherwise, except obligations,

commitments and liabilities arising in the ordinary course of business;

e)	any event or condition, whether covered by insurance or not, which has resulted in or may result in a Material Adverse Effect; or

f)	the entering into of any agreements or commitments other than on customary terms.

8.11	Agreements

Each Material Agreement is in full force and effect. No other Material Agreements will be entered into by the Company prior the Closing Date without the prior consent of the Buyer (such consent not to be unreasonably withheld). The Company has fulfilled all material obligations required pursuant to the Material Agreements to have been performed by it prior to the Signing Date and has not waived any material rights thereunder.

There has not occurred any material default on the part of the Company under any of the Material Agreements, or to the knowledge of the Seller, on the part of any other party thereto, nor has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of the Company under any of the Material Agreements nor, to the knowledge of the Seller, has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of any other party to any of the Material Agreements.

The term “Material Agreement” means each agreement, contract or other undertaking by or of the Company (a) that is of material importance to the Business or (b) the value of which, in respect of total turnover during one year, is not less than USD 50,000, provided, however, that such term includes the Charter, the Live Facility and the Swap Agreements.

8.12	Insurance

The Company maintains insurance policies on fire, theft, loss, disruption, product and general liability and other forms of insurance with reputable insurers that would reasonably be judged to be sound and required for the Business.

The Company’s insurance policies do not contain any provisions regarding a change of control or ownership of the insured.

The Company is in compliance with all terms and conditions contained in the insurance policies, and nothing has been done or omitted to be done that would make any insurance policy or insurance void or voidable or that would result in a reduction of the coverage (No: avkortning).

8.13	Environmental matters

The Company is not and has not been in breach of any applicable laws (whether civil, criminal or administrative), statutes, regulations, directives, codes, judgments, orders or any other measures imposed by any governmental, statutory or regulatory body with regard to the pollution or the protection of the environment or to the protection of human health or human safety, or any other living organisms supported by the environment.

There is no current governmental investigation or disciplinary proceeding relating to any alleged breach of any law or permit by the Company, and none is pending, nor threatened.

The Company has not, other than as permitted under applicable permits or applicable laws or regulations held from time to time, disposed of, discharged, released, placed, dumped or emitted any hazardous substances, such as pollutants, contaminants, hazardous or toxic materials, wastes or chemicals. Neither the Seller nor the Company has received any formal or informal notice or other communication from which it appears that the Company may be or has been in violation of any laws or permits. There are no actual or contingent obligations on the Company to pay money or carry out any work in order to keep or be granted an extension or renewal of any existing permit. There are no facts or circumstances that could result in such an obligation. The properties used by the Company are not made of or do not contain any form of asbestos or any other toxic substance that may cause damage to the health of the persons working or visiting the premises.

8.14	Compliance with laws

The Company has at all times conducted the Business in accordance with and have complied with any applicable laws in Norway and in any other relevant countries relating to each of their operations and the Business.

All necessary licences, consents, permits and authorisations have been obtained by the Company enable the Company to carry on the Business in the places and in the manner in which such Business is now conducted and all such licences, consents, permits and authorisations are valid and subsisting and have been complied with in all respects.

8.15	Litigation

There are no claims, actions, lawsuits, administrative, governmental, arbitration or other legal proceedings (including but not limited to proceedings related to Taxes) pending or threatened against or involving the Company, the Business or properties or assets of the Company and which would result in a Material Adverse Effect if adversely determined.

8.16	Taxes

The Company has properly filed with the appropriate Tax authorities all Tax returns and reports required to be filed for all Tax periods ending prior to the Closing Date. Such filings are true, correct and complete. All information required for a correct assessment of Taxes has been provided.

The Tax returns of the Company have been assessed and approved by the Tax authorities through the Tax years up to and including the years for which such assessment and approval is required, and the Company is not subject to any dispute with any such authority.

All Taxes that have become due have been fully paid or fully provided for in the Accounts, and the Company shall not be liable for any additional Tax pertaining to the period before the Accounts Date. All Taxes for the period after the Accounts Date have been fully paid when due.

There are no Tax audits, Tax disputes or Tax litigation pending or threatened against or involving the Company. There is no basis for assessment of any deficiency in any Taxes against the Company that has not been provided for in the Accounts or that has not been paid.

The Company is not and has not been involved in any transaction that could be considered as Tax-evasive. All losses for Tax purposes incurred by of the Company are trading losses and are available to be carried forward and set off against income in succeeding periods without limitation and have been accepted by the relevant Tax authorities.

The Company is not and has not been subject to any Tax outside its respective country of fiscal residence.

8.17	Relationship with the Seller

Except as disclosed to the Buyer, there are no written or oral agreements or arrangements between the Company and the Seller, and no liabilities or obligations (contingent or otherwise) owed by the Company to the Seller.

No services provided by the Seller to the Company are necessary in the ordinary course of business.

No payments of any kind, including, but not limited to management charges, have been made by the Company to the Seller, save for payments under agreements or arrangements made on an arm’s-length basis in accordance with applicable law and regulations.

8.18	Information

All documents provided to the Buyer by or on behalf of the Seller or the Company are true and correct, and no document provided to the Buyer by or on behalf of the Seller or the Company contains any untrue statement of a relevant fact or omits to state a relevant fact necessary to make the statements contained in the document not misleading.

There are no facts or circumstances known to the Seller, relating to the affairs of the Company, that have not been disclosed to the Buyer, which, if disclosed, reasonably could have been expected to influence the decision of the Buyer to purchase the Live Shares on the terms of this Agreement.

The Seller confirms that the Seller, prior to the Signing Date, has made, and until the Closing Date, shall continue to make, all investigations necessary in order to ensure that the statements in Clauses 8 and 9 are correct.

9	Representations and Warranties of the seller regarding the Vessel

The Seller represents and warrants to the Buyer as of the Signing Date and on the Closing Date, unless otherwise expressly stated:

9.1	Flag and title

The Company is the registered owner of the Vessel and has good and marketable title to the Vessel, free and clear of any and all Encumbrances, other than those arising under the Live Facility and the Swap Agreements. The Vessel is properly registered in the name of the Seller under and pursuant to the flag and law of Norway, and all fees due and payable in connection with such registration have been paid.

9.2	Classification

The Vessel is entered with the DNV GL and has the highest classification rating. The Vessel is in class without any recommendations or notation as to class or other requirement of the relevant classification society, and if the Vessel is in a port, it is in such condition that it cannot be detached by any port state authority or the flag state authority for any deficiency.

9.3	Maintenance

The Vessel has been maintained in a proper and efficient manner in accordance with internationally accepted standards for good ship maintenance, is in good operating order, condition and repair and is seaworthy, and all repairs made to the Vessel during the last two years and all known scheduled repairs due to be made and all known deficiencies have been disclosed to the Buyer.

9.4	Liens

The Vessel is not (a) under arrest or otherwise detained, (b) other than in the ordinary course of business, in the possession of any person (other than her master and crew) or (c) subject to a possessory lien.

9.5	Safety

The Vessel is supplied with valid and up-to-date safety, safety construction, safety equipment, radio, loadline, health, tonnage, trading and other certificates or documents as may for the time being be prescribed by the law of Norway or of any other pertinent jurisdiction, or that would otherwise be deemed necessary by a shipowner acting in accordance with internationally accepted standards for good ship management and operations.

9.6	No blacklisting or boycotts

No blacklisting or boycotting of any type has been applied or currently exists against or in respect of the Vessel.

9.7	No options

There are not outstanding any options or other rights to purchase the Vessel.

9.8	Insurance

The insurance policies relating to the Vessel are as set forth on Appendix 2 hereto, each of which is in full force and effect and, to the Seller’s knowledge, not subject to being voided or terminated for any reason.

10	Covenants Prior to the Closing
10.1	Covenants of the Seller Prior to the Closing

From the Signing Date to the Closing Date, the Seller shall cause the Company to conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted. The Seller shall not permit the Company to enter into any contracts or other written or oral agreements prior to the Closing Date, other than such contracts and agreements as have been disclosed to the Buyer prior to the Signing Date, without the prior consent of the Buyer (such consent not to be unreasonably withheld). In addition, the Seller shall not permit the Company to take any action that would result in any of the conditions to the purchase and sale of the Live Shares set forth in Clause 6 not being satisfied. Furthermore, the Seller hereby agrees and covenants that it:

a)

shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and make effective as promptly as possible the transactions contemplated by this Agreement and to co-operate with the Buyer and others in connection with the foregoing;

b)

shall use its best efforts to obtain the authorisations, consents, orders and approvals of regulatory bodies and officials that may be or become necessary for the performance of its obligations pursuant to this Agreement and the completion of the transactions contemplated by it;

c)

shall co-operate with the Buyer and promptly seek to obtain such authorisations, consents, orders and approvals as may be necessary for the performance of the Parties’ respective obligations pursuant to this Agreement;

d)

shall not amend, alter or otherwise modify or permit any amendment, alteration or modification of any material provision of or terminate the Charter or any other contract prior to the Closing Date without the prior written consent of the Buyer, such consent not to be unreasonably withheld or delayed;

e)	shall not exercise or permit any exercise of any rights or options contained in the Charter, without the prior written consent of the Buyer, not to be unreasonably withheld or delayed;

f)

shall observe and perform in a timely manner, all of its covenants and obligations under the Charter, the Live Facility and the Swap Agreements, if any, and in the case of a default by another party thereto, it shall forthwith advise the Buyer of such default and shall, if requested by the Buyer, enforce all of its rights under such Charter, the Live Facility or the Swap Agreements, as applicable, in respect of such default;

g)	shall not cause or, to the extent reasonably within its control, permit any Encumbrances to attach to the Vessel other than in connection with the Live Facility and the Swap Agreements; and

h)

shall permit representatives of the Buyer to make, prior to the Closing Date, at the Buyer’s risk and expense, such surveys, tests and inspections of the Vessel as the Buyer may deem desirable, so long as such surveys, tests or inspections do not damage the Vessel or interfere with the activities of the Seller, the Company or the Charterer thereon and so long as the Buyer shall have furnished the Seller with evidence that adequate liability insurance is in full force and effect.

10.2	Covenants of the Buyer Prior to the Closing

The Buyer hereby agrees and covenants that during the period of time after the Signing Date and prior to the Closing Date, the Buyer shall, in respect of the Live Shares to be transferred on the Closing Date, take, or cause to be taken, all necessary company action, steps and proceedings to approve or authorize validly and effectively the purchase and sale of the Live Shares and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby.

11	Termination

11.1Termination

This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing Date:

a)

by either Party if a breach of any provision of this Agreement has been committed by the other Party, such breach has not been waived and such breach is material to the transactions contemplated hereby, the Business or the assets, financial condition or prospect of the Company;

b)

by the Buyer if satisfaction of any of the conditions in Clause 6.1 is or becomes impossible (other than through the failure of the Buyer to comply with its obligations under this Agreement) and the Buyer has not waived such condition;

c)

by the Seller if satisfaction of any of the conditions in Clause 6.2 is or becomes impossible (other than through the failure of the Seller to comply with its obligations under this Agreement) and the Seller has not waived such condition;

d)	by either Party if satisfaction of any of the conditions in Clause 6.3 is or becomes impossible and Buyer and Seller have not waived such condition;

e)	by the Buyer due to a change having occurred that has resulted or may result in a Material Adverse Effect;

f)	by mutual written consent of the Seller and the Buyer; or

g)	by either Party if the Dan Sabia SPA is terminated.

11.2	Rights on termination

If this Agreement is terminated pursuant to Clause 11.1, all further obligations of the Parties pursuant to this Agreement shall terminate without further liability of a Party to the other, provided, however, that the obligations of the Parties contained in Clause 14 (Costs) and Clause 18 (Governing Law and Arbitration) shall survive such termination, and further provided, that if this Agreement is terminated by a Party because of the breach of this Agreement by the other Party or because one or more of the conditions to the terminating Party's obligations under this Agreement is not satisfied as a result of the other Party's failure to comply with its obligations under this

Agreement, the terminating Party's right to pursue all legal remedies will survive such termination unimpaired.

12	Guarantee by KNOT
12.1	Guarantee relating to the Live Knutsen

If at any time during the first option period set forth in Clause 4 of the Charter, the Live Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the Charter, then Seller shall pay, or cause to be paid, to the Company, the owner of the Live Knutsen, such rate of hire that would have been in effect and payable under the Charter; provided, however, that in the event that for any period during the first option period set forth in Clause 4 of the Charter the Live Knutsen is chartered under a charter other than the Charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Charter during any such period, then Seller shall pay, or cause to be paid, to the owner of the Live Knutsen, the difference between the rate of hire that would have been in effect and payable under the Charter during such period and the rate of hire that is then in effect and payable under such other charter. No amounts shall be payable pursuant to this Clause 12 during any period of technical offhire of the vessel.

12.2	Gross up

Any payment required to be made by Seller pursuant to this Clause 12 shall be increased as necessary such that the net payment after allowance for any applicable taxes equals the amount due under Clause 12.1

13	Indemnification
13.1	Indemnity by the Seller

Following the Closing, the Seller shall be liable for, and shall indemnify, defend and hold harmless the Buyer and its respective officers, directors, employees, agents and representatives (the “Buyer Indemnitees”) from and against, any Losses, suffered or incurred by such Buyer Indemnitees:

a)

by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, the Seller in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Seller;

b)

subject to Clause 14 b), any fees, expenses or other payments incurred or owed by the Seller to any brokers, financial advisors or comparable other persons retained or employed by it in connection with the transaction contemplated by this Agreement;

c)	any Losses of the Company or the Vessel or any other vessel chartered or owned by the Company incurred prior to or on the Closing Date arising from any violation of any applicable law or regulation relating to protection of natural resources, health and safety and the environment;

d)	all federal, state, foreign and local income tax liabilities attributable to the Company or operation of the Vessel prior to the Closing Date; or

e)

any Losses suffered or incurred by such Buyer Indemnitees in connection with any claim for the repayment of hire or Losses in relation to the Vessel or any other vessel chartered or owned by the Company for periods prior to the Closing.

13.2	Indemnity by the Buyer

Following the Closing, the Buyer shall be liable for, and shall indemnify, defend and hold harmless the Seller and its respective officers, directors, employees, agents and representatives (the “Seller Indemnitees”) from and against, any Losses, suffered or incurred by such Seller Indemnitees by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, the Buyer in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Buyer.

13.3	Indemnification procedures with respect to third-party claims

If the Seller or the Buyer, as the case may be (an “Indemnified Party”), shall receive notice of any claim by a third party that is or may be subject to indemnification or compensation from the other Party pursuant to this Agreement (a “Third-Party Claim”), the Indemnified Party shall give the other Party (the “Indemnifying Party”) prompt written notice of such Third-Party Claim and the Indemnifying Party shall, at the Indemnifying Party's option, have the right to participate in the defence thereof by counsel at the Indemnifying Party's own cost and expense. If the Indemnifying Party acknowledges within 30 days from such written notice in writing its obligation to indemnify the Indemnified Party against all Losses that may result from such Third-Party Claim, the Indemnifying Party shall be entitled, at the Indemnifying Party’s option, to assume and control the defence of such Third-Party Claim at the Indemnifying Party's cost and expense and through counsel of the Indemnifying Party's choice. No such Third-Party Claim may be settled by the Indemnifying Party without the written consent of the Indemnified Party, unless the settlement involves only the payment of money by the Indemnifying Party. No Third-Party Claim that is being defended in good faith by the Indemnifying Party shall be settled by the Indemnified Party without the written consent of the Indemnifying Party. The Indemnifying Party shall have no obligation to indemnify the Indemnified Party for any losses resulting from the settlement of Third-Party Claims in violation of the provisions of this Clause 13.3.

14	Costs
a)

Subject to Clause 14b) and 14c), each party shall pay its own costs and expenses in connection with the preparation for and completion of the transactions contemplated by this Agreement, including but not limited to all fees and expenses of its own representatives, agents, brokers, legal and financial advisers and authorities and no such costs or expenses shall be charged to or paid by, neither directly or indirectly, the Company.

b)	The fees and expenses related to the fairness opinion of AMA Capital Partners LLC dated 26 February 2025 will be divided equally between the Buyer and the Seller.

c)	Legal fees to Norwegian legal counsel related to the transactions contemplated by this Agreement and the related financing arrangements will be divided equally between the Buyer and the Seller.

15	Notices

All notices, requests, demands, approvals, waivers and other communications required or permitted under this Agreement must be in writing in the English language and shall be deemed to have been received by a Party when:

a)	delivered by post, unless actually received earlier, on the third Business Day after posting, if posted within Norway, or the fifth Business Day, if posted to or from a place outside Norway;

b)	delivered by hand, on the day of delivery; or

c)	delivered by fax, on the day of dispatch if supported by a written confirmation from the sender’s fax machine that the message has been properly transmitted.

All such notices and communications shall be addressed as set forth below or to such other addresses as may be given by written notice in accordance with this Clause 15.

If to the Seller:
Knutsen NYK Offshore Tankers AS
Attention: President & CEO
Smedasundet 40, Postboks 2017, 5504 Haugesund, Norway

If to the Buyer:
KNOT Shuttle Tankers AS
Attention: Chairman of the Board
Smedasundet 40, Postboks 2017, 5504 Haugesund, Norway

16	Assignment

This Agreement shall be binding upon and inure to the benefit of the successors of the Parties, but shall not be assignable by any of the Parties without the prior written consent of the other Party. The benefit of this Agreement may, however, be assigned by either of the Parties to any group directly or indirectly controlling, controlled by or under common control of the assignor, provided that the assignor shall remain liable for its own debt and for all obligations under this Agreement.

17	miscellaneous
17.1	Further Assurances

From time to time after the Signing Date, and without any further consideration, the Parties agree to execute, acknowledge and deliver all such additional deeds, assignments, bills of sale, conveyances, instruments, notices, releases, acquittances and other documents, and shall do all such other acts and things, all in accordance with applicable law, as may be necessary or appropriate (a) more fully to assure that the applicable Parties own all of the properties, rights, titles, interests, estates, remedies, powers and privileges granted by this Agreement, or which are intended to be so granted, (b) more fully and effectively to vest in the applicable Parties and their respective successors and assigns beneficial and record title to the interests contributed and assigned by this Agreement or intended so to be and (c) more fully and effectively to carry out the purposes and intent of this Agreement.

17.2	Integration

This Agreement, the Appendices hereto and the instruments referenced herein supersede all previous understandings or agreements among the Parties, whether oral or written, with respect to its subject matter hereof. This Agreement, the Appendices hereto and the instruments referenced herein contain the entire understanding of the Parties with respect to the subject matter hereof and thereof. No understanding, representation, promise or agreement, whether oral or written, is intended to be or shall be included in or form part of this Agreement unless it is contained in a written amendment hereto executed by the Parties hereto after the Signing Date.

17.3	No Broker’s Fees

No one is entitled to receive any finder's fee, brokerage or other commission in connection with the purchase of the Live Shares or the consummation of the transactions contemplated by this Agreement.

18	Governing Law and arbitration

This Agreement shall be governed by and construed in accordance with Norwegian law.

The Parties shall seek to solve through negotiations any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof. If the Parties fail to solve such dispute, controversy or claim by a written agreement within 60 days after one of the Parties has requested such negotiations by notice to the other Party, such dispute, controversy or claim shall be finally settled by arbitration in Haugesund in the English language in accordance with the Norwegian Arbitration Act. The arbitration tribunal shall consist of three arbitrators, of which the Buyer shall appoint one arbitrator and the Seller shall appoint one arbitrator. The arbitrators so appointed shall appoint the third arbitrator, who shall be the chairman of the arbitration tribunal. In the event of failure by a Party to appoint its arbitrator within 30 days after the request for arbitration first is given, or the failure by the first two arbitrators to appoint the third arbitrator within 30 days after appointment of the last of the first two arbitrators to be appointed, such arbitrator or arbitrators shall be appointed by the district judge (No: “Sorenskriver”) of Haugesund District Court. Any Party may seek judgement upon any award in any court having jurisdiction, or an application may be made to such court for the judicial acceptance of the award and for an order of enforcement.

Notwithstanding the above, either Party may bring an action in any court of competent jurisdiction (a) for provisional relief pending the outcome of arbitration, including, without limitation, provisional injunctive relief or pre-judgement attachment of assets, or (b) to compel arbitration or enforce any arbitral award. For purposes of any proceeding authorised by this Clause 18, each Party hereby consents to the non-exclusive jurisdiction of Haugesund, Norway.

* * *

This Agreement has been executed in two original copies, of which each Party has retained one copy.

Knutsen NYK Offshore Tankers AS		KNOT Shuttle Tankers AS
By:	/s/ Trygve Seglem	By:	/s/ Øystein Emberland
Name:	Trygve Seglem	Name:	Øystein Emberland
Title:	CEO	Title:	Attorney-in-Fact

Appendix 1

INSURANCES

Insurance Policies (all quoted values are USD)

Hull & Machinery
Hull	Insured Value:	$110,000,000
	Policy Renewal:	01.05.2024-31.10.2025
Hull Interest	Insured Value:	$27,500,000
	Policy Renewal:	01.05.2024-31.10.2025
Freight Interest	Insured Value:	$27,500,000
	Policy Renewal:	01.05.2024-31.10.2025

P&I Insurance
Gross Tonnage:	89800
Policy Renewal:	20.02.2025-20.02.2026

War Risk
Insured Value:	$165,000,000
Policy Renewal:	01.01.2025-31.12.2025

5,0%	Alandia Försäkring Abp
18,5%	Aon London Broking Center Allianz
	10,0%	Allianz Global Corporate & Speciality SE, London
	5,0%	Lloyds Syndicate 1036 COF
	3,5%	Markel Insurance SE

4,0%	Aon London Broking Center Arch
	4%	Arch Insurance Comp. (Europe) Ltd.
8,5%	Aon London Broking Center AxaXL
	8,5%	Lloyds Syndicate 2003 AXL
3,0%	Aon London Broking Center BRT 2987
	3%	Lloyds Syndicate 2987 BRT
5,0%	Aon London Broking Center CUL 3010
	5%	Lloyds Syndicate 3010 CUL
3,5%	Aon London Broking Center SCOR
	3,5%	SCOR UK Company Limited
2,5%	Assuranceforeningen Skuld (Gjensidig)
5,0%	Codan Forsikring NUF
5,0%	DUPI Underwriting Agencies B.V.
	0,325%	Axeria IARD S.A.
	1,500%	Hamilton Insurance DAC
	1,875%	SiriusPoint Ltd.
	1,300%	SMA S.A.
7,5%	Gard AS, as agents only for Gard M&E Ltd
7,5%	Norwegian Hull Club
25,0%	Tokio Marine & Nichido Fire Insurance Co., Ltd.
100,0%	Total

Appendix 2

ACCOUNTS

[Separate attachment]

addendum

TO A SHARE purchase Agreement

DATED 27 February 2025

This addendum (this “Addendum”) to a share purchase agreement dated 27 February 2025 is entered into the 28 February 2025 between:

(3)	Knutsen NYK Offshore Tankers AS, company registration no. 995 221 713 (the “Seller”);
(4)	KNOT Shuttle Tankers AS, company registration no. 998 942 829 (the “Buyer”).

The Seller and the Buyer are hereinafter individually referred to as a “Party” and jointly the “Parties”.

WHEREAS:

a)

The Parties have entered a share purchase agreement dated 27 February 2025 (the "Agreement"), pursuant to which the Seller has agreed to sell, and the Buyer has agreed to buy, all shares issued in KNOT Shuttle Tankers 27 AS, company registration no. 914 021 456 (the “Company”) being the sole owner of the vessel MT "Live Knutsen" having IMO No. 9896892 (the "Vessel");

b)	The Parties now enter into this Addendum to reflect that the closing date is postponed from 28 February to be 3 March 2025.

The following clause in the abovementioned Agreement is hereby amended as follows:

1Amendment Clause 5.1 – Time and Place

Claus 5.1Time and place

Subject to the satisfaction or waiver of the conditions set forth in Clause 6, the completion of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Seller on 3 March, 2025 or such other time as the Parties agree.

19	continued force and effect

Except as amended and supplemented by this Addendum, the Agreement shall continue in full force and effect and the postponement of the closing date to March 3, 2025 shall not affect the Live Purchase Price and the Live Purchase Price Adjustment. The Agreement and this Addendum shall be read and construed as one instrument.

1

This Addendum has been executed in two original copies, of which each Party has retained one copy.

Knutsen NYK Offshore Tankers AS		KNOT Shuttle Tankers AS
By:	/s/ Trygve Seglem	By:	/s/ Øystein Emberland
Name:	Trygve Seglem	Name:	Øystein Emberland
Title:	CEO	Title:	Attorney-in-Fact

2